May 20, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:    Alan Campbell

Celeste Murphy

Re:      Clearside Biomedical, Inc.

Registration Statement on Form S-3

File No. 333-238128

Acceleration Request

Requested Date:     May 22, 2020

Requested Time:    4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3, as amended (File No. 333-238128) (the “Registration Statement”) to become effective on May 22, 2020, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff.

Once the Registration Statement has been declared effective, please orally confirm that event with Brent Siler of Cooley LLP, counsel to the Registrant, at (202) 728-7040, or in his absence, either of Brian Leaf at (703) 456-8053 or Mark Ballantyne at (703) 456-8084.

[Signature page follows]

Very truly yours,

Clearside Biomedical, Inc.

By:	/s/ Charles A. Deignan
Charles A. Deignan Chief Financial Officer

cc:	George Lasezkay, Clearside Biomedical, Inc.
Brent B. Siler, Cooley LLP
Brian F. Leaf, Cooley LLP
Mark Ballantyne, Cooley LLP